SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUERP

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the Month of October, 2004

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .

Financial Results - first 9 months

In billion Won	2004 first 9 months	2003 first 9 months	Change	% (yoy)
Sales	18,038	16,900	1,138	6.7%
Operating Cost	13,949	12,623	1,326	10.5%
Fuel	5,187	4,005	1,182	29.5%
Purchased Power	1,186	1,085	102	9.4%
Labor	1,096	991	105	10.6%
Retirement Benefit	96	100	-5	-4.5%
Maintenance	1,156	1,070	86	8.0%
Depreciation	3,375	3,398	-22	-0.7%
Commission	416	392	24	6.2%
Other Electricity	1,354	1,344	10	0.8%
Other Business	82	239	-157	-65.8%
Operating Profit	4,089	4,277	-188	-4.4%
Non Operating Income	971	861	110	12.8%
FX Gain	377	266	111	41.5%
Gain on Equity Method	169	195	-26	-13.5%
Other	426	400	26	6.6%
Non Operating Expense	893	1,183	-291	-24.6%
Interest	550	641	-91	-14.3%
FX Loss	8	52	-44	-84.2%
Other	335	490	-155	-31.6%
EBT	4,167	3,954	213	5.4%
Net Profit	2,664	2,289	375	16.4%

* KEPCO+Gencos

KEPCO
KOREA ELECTRIC POWER CORPORATION

** This financial information is preliminary, un-audited and made by adjusting for inter-company transactions among KEPCO and its six generating subsidiaries only. As such, these financial information may not have been prepared in accordance with Korean generally accepted accounting principles, and may not necessarily be indicative of the results of operations of KEPCO and its six generating subsidiaries as a group. This information is subject to change.*

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOREA ELECTRIC POWER CORPORATION

By: /s/ Lee, Do-Shik

Name: Lee, Do-Shik

Title: Head of Treasury Department

Date : Oct. 27, 2004